

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 10, 2016

Richard Brand
Chief Financial Officer
BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, NY 10005

> **Re: BeyondSpring Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted**
> **CIK No. 0001677940**

Dear Mr. Brand:

We have reviewed your response letter dated October 25, 2016 and your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Business
Plinabulin for Chemotherapy-induced Neutropenia, page 85

1.   We note your disclosure that you received feedback on your proposed trials from the FDA. Please revise your disclosure to describe the feedback.

Underwriting, page 153

2.   We note your disclosure on page 154 that your ordinary shares have been approved for listing on the Nasdaq Global Market under the symbol "BYSI." We also note that you state elsewhere in the prospectus that you have applied to list your ordinary shares on the Nasdaq Global Market. Please reconcile these two statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Vanessa Robertson at (202) 551-3649 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Andrea Nicolas